UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ACQUITY GROUP LIMITED

(Name of Issuer)

Ordinary Shares, Par Value $0.0001 per share

(Title of Class of Securities)

00489C103

(CUSIP Number)

Sarkis Jebejian, P.C.

Michael Brueck

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 00489C103	Page 2 of 7 Pages

1.	Name of Reporting Person Accenture Holdings B.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,815,058 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,815,058 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 59.1% (1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Ordinary Shares (as defined below) is being reported hereunder solely because Accenture Holdings (as defined below) may be deemed to have beneficial ownership of such Ordinary Shares as a result of the Support Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Accenture Holdings that it is the beneficial owner of any such Ordinary Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 47,032,820 Ordinary Shares outstanding (excluding restricted shares and restricted share units) as of June 4, 2013, the Ordinary Share record date for voting at the extraordinary general meeting to approve and adopt the Merger Agreement (as defined below) and the transactions contemplated thereby.

SCHEDULE 13D/A

CUSIP No. 00489C103	Page 3 of 7 Pages

1.	Name of Reporting Person Accenture plc
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,815,058 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,815,058 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 59.1% (2)
14.	Type of Reporting Person CO

(2)	Beneficial ownership of the Ordinary Shares is being reported hereunder solely because Accenture Holdings may be deemed to have beneficial ownership of such Ordinary Shares as a result of the Support Agreements and because Accenture (as defined below), as the controlling shareholder of Accenture Holdings, may be deemed to have beneficial ownership of any Ordinary Shares which Accenture Holdings is deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Accenture that it is the beneficial owner of any such Ordinary Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 47,032,820 Ordinary Shares outstanding (excluding restricted shares and restricted share units) as of June 4, 2013, the Ordinary Share record date for voting at the extraordinary general meeting to approve and adopt the Merger Agreement and the transactions contemplated thereby.

SCHEDULE 13D/A

CUSIP No. 00489C103	Page 4 of 7 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) relating to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Acquity Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Acquity”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2013 by Accenture Holdings B.V. (“Accenture Holdings”), a private company with limited liability registered in the Netherlands, and Accenture plc (“Accenture”), a company organized and existing under the laws of Ireland (collectively, the “Reporting Persons”). Unless otherwise indicated herein, terms used but not defined in this Amendment have the meaning ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds

The information set forth in the section of Item 3 of the Schedule 13D entitled “The Support Agreement” is hereby amended and restated as follows:

The Support Agreements

To induce Accenture Holdings to enter into the Merger Agreement, (i) on May 17, 2013, Surfmax Investment Partners Limited, Datai Bay Investments Ltd. and SHK Asian Opportunities Holdings Ltd. entered into a Support Agreement with Accenture Holdings, (ii) on June 6, 2013, Jay Dettling entered into a Support Agreement with Accenture Holdings, (iii) on June 6, 2013, Spear Holdings, LLC entered into a Support Agreement with Accenture Holdings, (iv) on June 6, 2013, Raymond Grady entered into a Support Agreement with Accenture Holdings, (v) on June 6, 2013, Andrew Peebler entered into a Support Agreement with Accenture Holdings, and (vi) on June 6, 2013, G. George Lu entered into a Support Agreement with Accenture Holdings, each substantially in the form attached as Exhibit 1 to this Amendment (collectively, the “Support Agreements”) with respect to the Ordinary Shares beneficially owned by such shareholders (each, a “Supporting Shareholder” and collectively, the “Supporting Shareholders”) and all Ordinary Shares acquired by any Supporting Shareholder during the term of the applicable Support Agreement (all such Ordinary Shares, the “Subject Shares”).

Pursuant to the Support Agreements, each of the Supporting Shareholders agreed to grant an irrevocable proxy to Accenture Holdings to (i) appear and cause to be present all of such Supporting Shareholder’s Subject Shares at any meeting of shareholders of Acquity held to consider the adoption of the Merger Agreement and (ii) vote all of the Subject Shares (a) in favor of the approval and adoption of the Merger Agreement and approval of the Merger, (b) against any alternative proposal for a business combination involving Acquity, (c) in favor of any other matter necessary to consummate the Merger and (d) against any action or proposal that would reasonably be expected to, in a material manner, impede, adversely affect or delay the timely consummation of the Merger or the fulfillment of any of Acquity’s obligations under the Merger Agreement. Each Supporting Shareholder has further agreed to cause such Shareholder’s Subject Shares to be voted in accordance with the foregoing. The foregoing obligations of each Supporting Shareholder will apply whether or not the approval and adoption of the Merger Agreement is or continues to be recommended by the board of directors of Acquity.

Under the Support Agreements, each of the Supporting Shareholders agreed not to, directly or indirectly, (i) make, solicit or initiate, or take any other action to knowingly facilitate or encourage, any alternative business combination involving Acquity, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any alternative business combination involving Acquity, (iii) enter into any agreement relating to any alternative business combination involving Acquity or (iv) make any public announcement regarding the Merger Agreement, the Merger or the Support Agreements without the prior written consent of Accenture Holdings, in each case subject to certain limited exceptions.

SCHEDULE 13D/A

CUSIP No. 00489C103	Page 5 of 7 Pages

Each Supporting Shareholder has also agreed not to, directly or indirectly, (i) sell, transfer or otherwise dispose of any of the Subject Shares or (ii) enter into any voting agreement or arrangement or grant any proxy or power of attorney with respect to the Subject Shares that is inconsistent with the Support Agreements.

The obligations of each Supporting Shareholder under their respective Support Agreements will terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement or any amendment to the Merger Agreement which materially and adversely affects such Supporting Shareholder, and (iii) the written agreement of the applicable Supporting Shareholders and Accenture Holdings to terminate such Support Agreement.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, a form of which is attached as Exhibit 1 to this Amendment and is incorporated herein by reference.

Shared voting power with respect to the Ordinary Shares beneficially owned by the Supporting Shareholders may be deemed to have been acquired through execution of the Support Agreements. At the time of signing the Support Agreements, the Supporting Shareholders collectively owned 27,815,058 Ordinary Shares, or approximately 59.1% of the outstanding Ordinary Shares based on the number of Ordinary Shares outstanding (excluding restricted shares and restricted share units) as of June 4, 2013, the Ordinary Share record date for voting at the extraordinary general meeting to approve and adopt the Merger Agreement and the transactions contemplated thereby. Schedule A to this Amendment lists the names of each Supporting Shareholder and the number of Subject Shares held by each Supporting Shareholder as of the date of the applicable Support Agreement. The Ordinary Shares subject to the Support Agreements have not been purchased by the Reporting Persons, and thus no funds were used for such purpose.

Item 5. Interest in Securities of Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

As a result of the Support Agreements, Accenture Holdings may be deemed to have the power to vote up to 27,815,058 Ordinary Shares in favor of approval of the Merger or in connection with certain other matters described in Item 3 and Item 4 of the Schedule 13D, as amended by this Amendment, and thus, Accenture Holdings may be deemed to be the beneficial owner of 27,815,058 Ordinary Shares. Accenture, as the controlling shareholder of Accenture Holdings, may be deemed to have beneficial ownership of any Ordinary Shares which Accenture Holdings is deemed to beneficially own. All Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 59.1% of the outstanding Ordinary Shares (excluding restricted shares and restricted share units) as of June 4, 2013, the Ordinary Share record date for voting at the extraordinary general meeting to approve and adopt the Merger Agreement and the transactions contemplated thereby.

The Reporting Persons (i) are not entitled to any rights as a shareholder of Acquity as to the Ordinary Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements, and (ii) disclaim all beneficial ownership of such Ordinary Shares.

Except as disclosed in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Schedule A to the Schedule 13D, beneficially owns any Ordinary Shares.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Form of Support Agreement (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed on May 28, 2013 by the Reporting Persons).

SCHEDULE 13D/A

CUSIP No. 00489C103	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2013

ACCENTURE HOLDINGS B.V.

By:	/s/ Stephanie K. Schnabel
	Name:	Stephanie K. Schnabel
	Title:	Authorized Signatory

ACCENTURE PLC

By:	/s/ Julie Spellman Sweet
	Name:	Julie Spellman Sweet
	Title:	General Counsel, Secretary and Chief Compliance Officer

SCHEDULE 13D/A

CUSIP No. 00489C103	Page 7 of 7 Pages

SCHEDULE A

Supporting Shareholders

Name of Supporting Shareholder	Ordinary Shares
Surfmax Investment Partners Limited	12,571,915
Datai Bay Investments Ltd.	10,631,035
SHK Asian Opportunities Holdings Ltd.	2,388,500
Spear Holdings, LLC	725,086
Raymond Grady	619,655
G. George Lu	507,738
Andrew Peebler	234,985
Jay Dettling	136,144